                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                                EASYRIDERS, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         COMMON STOCK, $.001 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  277848 1 0 7
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                 John E. Martin
                        567 San Nicolas Drive, Suite 400
                        Newport Beach, California 92660
                           Telephone: (949) 718-4630
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               September 23, 1998
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D
CUSIP No.  277848 1 0 7

  (1)     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
             John E. Martin
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ X ]
             (See Instructions)                                     (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS (See Instructions)
             PF and OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  [ ]

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER           -0-
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER        5,282,947
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER     5,282,947
 PERSON WITH
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER     -0-

                       --------------------------------------------------------

 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,282,947 shares
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                                         [X]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          26.6%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (See Instructions)
              IN
          ---------------------------------------------------------------------

                                  SCHEDULE 13D

Item 1.   Security and Issuer

     Common Stock, $.001 par value ("Common Stock"), of Easyriders, Inc. (the "Company"). The Company's principal executive offices are located at 567 San Nicolas Drive, Suite 400, Newport Beach, California 92660.

Item 2.   Identity and Background

     This statement is filed by John E. Martin ("Mr. Martin"). The residence address of Mr. Martin is 18931 Glenmont Terrace, Irvine, CA 92715.

     The present principal occupation or employment of Mr. Martin, and the name, principal business and address of any corporation or other organization in which such employment is conducted are: Mr. Martin is the Chairman of the Board of Directors of the Company. The principal business address of the Company is 567 San Nicolas Drive, Suite 400, Newport Beach, CA 92660.

     During the last five years, Mr. Martin has not: (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Martin is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration

     The shares referred to in Item 5(a) below as being beneficially owned by Mr. Martin were acquired by Mr. Martin in the following transactions:

     (a) pursuant to a reorganization transaction in which Newriders, Inc., a Nevada corporation ("Newriders"), became a wholly-owned subsidiary of the Company, Mr. Martin exchanged 242,300 shares of Newriders common stock for 121,150 shares of the Company's common stock, and Mr. Martin exchanged a warrant to purchase up to 250,000 shares of Newriders common stock presently exercisable at $4.00 per share for a warrant to purchase up to 125,000 shares of the Company's common stock presently exercisable at $8.00 per share. Mr. Martin had previously acquired 192,300 shares of Newriders common stock (equivalent to 96,150 shares of the Company's common stock) through the use of his own personal funds, and the balance of 50,000 shares of Newriders common stock (equivalent to 25,000 shares of the Company's common stock) were issued to Mr. Martin in 1997 for his agreement to serve as the Chairman of the Board of Directors of Newriders and as its interim Chief Executive Officer.

     (b) Mr. Martin acquired 1,000,000 shares of the Company's common stock in a reorganization transaction which closed on September 23, 1998 in exchange for transferring his 49.0% interest in M & B Restaurants, LLC, a Texas limited liability company ("M & B") to the Company. Mr. Martin had previously acquired his 49.0% interest in M & B in March 1998 with $1,500,000 of his personal funds.

     (c) Mr. Martin purchased 4,036,797 shares of the Company's common stock from the Company on September 23, 1998 in connection with the closing of a reorganization transaction. Mr. Martin purchased 1,666,667 of the shares for $5,000,000, at a cost of approximately $3.00 per share, with funds which Mr. Martin borrowed ($1,000,000 was borrowed on a personal line of credit from Bank of America and $4,000,000 was borrowed from Goldman Sachs as a margin loan against a securities account owned by Mr. Martin), and Mr. Martin purchased the remaining 2,370,130 shares, at a cost of approximately $3.08 per share, by executing promissory notes in favor of the Company in an aggregate principal amount of $7,300,000 (one promissory note for $5,000,000 and another promissory note for $2,300,000).

None of the stock purchases or stock acquisitions described in this Item 3 were made with funds borrowed by Mr. Martin with the exception of the acquisitions described above in Item 3(c).

Item 4.   Purpose of Transaction

     The shares referred to in Item 5(a) below as being beneficially owned by Mr. Martin were acquired by Mr. Martin for investment purposes. Mr. Martin may acquire and/or dispose of additional shares of the Company's common stock from time to time, either in the open market or in privately negotiated transactions. Any decision by Mr. Martin to increase or decrease his holdings in the Company's common stock may depend, however, on numerous factors, including, without limitation, the price of shares of the Company's common stock, the terms and conditions related to their purpose and sale, the prospects and profitability of the Company, other business and investment alternatives of Mr. Martin and general economic and market conditions.

      Mr. Martin presently has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above. However, Mr. Martin may formulate plans or proposals with respect to one or more of the foregoing in the future.

Item 5.     Interest in Securities of Issuer

      (a) 5,282,947 shares of the Company's common stock are beneficially owned by Mr. Martin, consisting of approximately 26.6% of such shares outstanding as of September 23, 1998.

      As of the date of this report, Joseph Teresi beneficially owns an aggregate of 6,993,507 shares, or approximately 35.3% of the Company's outstanding common stock. Additionally, Mr. Teresi holds proxies with respect to the voting of an additional 1,370,000 shares or approximately 6.9% of the Company's outstanding common stock until May 29, 2000. The shares of the Company's common stock held by Mr. Martin and Mr. Teresi are subject to that certain Stockholders' Voting Agreement described in Item 6 of this report, and accordingly Mr. Martin may be deemed to share voting power for limited purposes with respect to shares of the Company's common stock beneficially owned by Mr. Teresi. Mr. Martin disclaims beneficial ownership of the shares of the Company's common stock reported hereunder as beneficially owned by Mr. Teresi.

      (b) Mr. Martin holds sole voting and dispositive power with respect to the 5,282,947 shares of the Company's common stock described in Item 5(a) as being beneficially owned by him, except in




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
matters affecting the voting of the shares for the nomination, election and removal of members of the Company's Board of Directors, as to which the provisions of a Stockholders' Voting Agreement described in Item 6 apply, and as to which matters voting power of such shares may be deemed to be shared with Mr. Teresi.

     (c) During the 60 days prior to the filing of this Schedule 13D, Mr. Martin effected the transactions in the Company's common stock which are described in Item 3 of this schedule.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relations with Respect to Securities of the Issuer

     Mr. Martin is not a party to any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, other than the following:

     (a) Mr. Martin and Joseph Teresi entered into that certain Stockholders' Voting Agreement dated September 23, 1998 in which both Mr. Martin and Mr. Teresi are entitled to designate to the other four individuals ("Director Designees") to be voted for and to serve on the Board of Directors of the Company. Each of Mr. Martin and Mr. Teresi is to use his best efforts to cause each of their respective affiliates to: (i) nominate for election and (ii) vote all of his shares entitled to vote thereon for the election of the other party's Director Designees at any meeting of the stockholders of the Company or by written consent of the holders of voting securities of the Company without a meeting. Under the Stockholders' Voting Agreement, both Mr. Martin and Mr. Teresi will use his best efforts to cause each of his respective affiliates' to vote all of his shares entitled to vote thereon to remove a Director Designee from the Company's Board of Directors if either Mr. Martin or Mr. Teresi desires to have one of his Director Designees removed. If a vacancy on the Company's Board of Director is filled by a person not acceptable to the person who designated the Director Designee (whose death, resignation, removal, etc.) created the vacancy, then Mr. Martin and Mr. Teresi will jointly request the Company's secretary to call a special meeting of shareholders for the election of directors.

     Each of Mr. Martin and Mr. Teresi appointed the other as his attorney in fact and proxy for the purposes described above. The Stockholders' Voting Agreement Terminates on the date the outstanding principal of, and any and all accrued and unpaid interest on, three promissory notes payable by the Company to Mr. Teresi in the aggregate principal amount of $13,000,000 are repaid in full or the date on which Mr. Teresi advises the Company's Secretary that Mr. Teresi elects to waive the benefits of this Agreement, whichever first occurs.

     (b) A total of 5,157,947 shares of the Company's common stock beneficially owned by Mr. Martin are held in a securities account owned by Mr. Martin at Goldman Sachs, and are subject to a margin loan, as described in Item 3(c). Securities of other companies are also held in the securities account. In the event of the securities held in the securities account fails to exceed the amount of the margin loan by a certain percentage, then Goldman Sachs may sell securities held in the account to restore a minimum required loan to collateral ratio. With the exception of the margin loan in the securities account described immediately above, there has been no pledge of the Company's common stock beneficially owned by Mr. Martin, and Mr. Martin has not entered into another arrangement that provides for a contingency that could give another person voting power or investment power over his shares.

Item 7.     Materials to be Filed as Exhibits

      Exhibit No.       Description
      -----------       -----------
          1             Stockholders' Voting Agreement between John Martin and
                        Joseph Teresi dated September 23, 1998

          2             Stock Purchase Agreement dated June 30, 1998 ("Stock
                        Purchase Agreement") between the Company and John E.
                        Martin (Incorporated by Reference from the Company's
                        Form S-4 registration statement (file no. 333-58501)
                        filed July 6, 1998 - as Exhibit 10.4.10)

          3             Promissory Note comprising Exhibit A to the Stock
                        Purchase Agreement, by John E. Martin in favor of the Company in the amount of $5,000,000

          4             Promissory Note comprising Exhibit B to the Stock
                        Purchase Agreement, by John E. Martin in favor of the Company in the amount of $2,300,000

          5 Bank of America loan documentation to be filed by amendment

          6 Goldman Sachs margin loan documentation to be filed by amendment

                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 5, 1998                     By: /s/ John E. Martin
                                             --------------------------------
                                             John E. Martin

                                                                       EXHIBIT 1

                         STOCKHOLDERS' VOTING AGREEMENT

     Stockholders' Voting Agreement, dated as of September 23, 1998, by and between John Martin ("Martin") and Joseph Teresi ("Teresi").

     WHEREAS, Newriders, Inc., a Nevada corporation ("Newriders"), Easyriders, Inc., a Delaware corporation and wholly-owned subsidiary of Newriders ("Newco #1"), Easyriders Sub II, Inc., a California corporation and wholly-owned subsidiary of Newco #1 ("Newco #3"), Teresi and several companies owned by Teresi (the "Paisano Companies") entered into a stock contribution agreement (the "Paisano Agreement") whereby Teresi will contribute to Newco #1 all of the outstanding shares of capital stock of the Paisano Companies in exchange for 6,483,507 shares of common stock of Newco #1, a promissory note of Newco #3 in the principal amount of $15,000,000 payable at closing, assumption of $7,000,000 of debt and three notes in an aggregate principal amount of $13,000,000 (the "Teresi Notes"), as part of a transaction described in Section 351 of the Internal Revenue Code of 1986, as amended (the "Code");

     WHEREAS, Newriders, Newco #1, William Prather and Marna Prather (collectively, "Prather"), Martin and M & B Restaurants, L.C., a Delaware limited liability company, d/b/a El Paso Barbeque Company entered into an LLC interest contribution agreement (the "El Paso Agreement") whereby Martin and Prather will contribute to Newco #1 all of their limited liability company interests in El Paso in exchange for an aggregate of 2,000,000 shares of common stock of Newco #1, as part of a transaction described in Section 351 of the Code;

     WHEREAS, Newriders, Newco #1 and Easyriders Sub, Inc., a Nevada corporation and wholly-owned subsidiary of Newco #1 ("Newco #2), will enter into an Agreement and Plan of Merger and Reorganization (the "Agreement and Plan of Merger and Reorganization") whereby (i) Newco #2 will merge into Newriders, (ii) the common stock of Newco #2 held by Newco #1 will be converted into one share of Newriders common stock (constituting all of the outstanding capital stock of Newriders) and (iii) the common stock of Newriders not held by Newco #1 will be converted into common stock of Newco #1 on a one-for-one basis, all as part of a transaction described in Sections 351, 368(a)(1)(A) and 368(a)(2)(E) of the Code;

     WHEREAS, immediately following consummation of the transactions contemplated by the Paisano Agreement, the El Paso Agreement and the Agreement and Plan of Merger and Reorganization, Martin and Teresi will be the beneficial owners of, and be entitled to vote, approximately 5,132,947 and 6,993,507 shares of common stock of Newco #1, respectively (along with all other voting securities of Newco #1 beneficially owned by Martin and Teresi, respectively, and all voting securities of Newco #1 purchased by (whether through open market purchases, privately negotiated transactions or otherwise) or which otherwise become beneficially owned by Martin and Teresi, respectively, after the date hereof, the "Shares");

     WHEREAS, Martin desires to vote his Shares in favor of Teresi's Director Designees (as defined below) and Teresi desires to vote his Shares in favor of Martin's Director Designees; and

     WHEREAS, Martin desires to appoint Teresi as his attorney in fact and proxy and Teresi desires to appoint Martin as his attorney in fact and proxy, with respect to the Shares each is entitled to vote at any meeting of stockholders of Newco #1 or by written consent of the holders of voting securities of Newco #1 without a meeting, on, and only on, the election and removal of directors of Newco #1;

     NOW, THEREFORE, the parties hereto, intending to be legally bound hereby, agree as follows:

     SECTION 1. Election of Directors.

     (a) Each of Martin and Teresi shall be entitled to designate to the other four individuals to be voted for and to serve on the board of directors of Newco #1 (each a "Director Designee") (provided that such individuals have not been involved in any legal proceedings of the type specified in Item 401(f) of Regulation S-K). Each of Martin and Teresi shall, and shall use his best efforts to cause each of their respective affiliates (as used in this Agreement, "affiliate" shall include, without limitation, any person or entity which, directly or indirectly, controls, is controlled by or under common control with such person or entity, members of any individual's immediate family and any trusts, the trustee and all beneficiaries of which are such persons or members of such individual's immediate family), to (i) nominate for election and
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

(ii) vote all of his Shares entitled to vote thereon for the election of the other party's Director Designees at any meeting of stockholders of Newco #1 or by written consent of the holders of voting securities of Newco #1 without a meeting.

     (b) If at any time either Martin or Teresi shall notify Newco #1 of such party's desire to have one or more of their respective Director Designees removed, each of Martin and Teresi shall, and shall use his best efforts to cause each of their respective affiliates to, subject to all applicable requirements of law, vote all of his Shares entitled to vote thereon for the removal of such director at any meeting of the stockholders of Newco #1 or by written consent of the holders of voting securities of Newco #1 without a meeting.

     (c) Whenever any Director Designee ceases to serve on the board of directors of Newco #1 (whether by reason of death, resignation, removal or otherwise), the successor director shall be acceptable to the party who designated the Director Designee creating the vacancy. In the event the board of directors of Newco #1 fills a vacancy with a person not acceptable to the party who designated the Director Designee creating the vacancy, Martin and Teresi agree to immediately jointly request the Secretary of Newco #1 to call a special meeting of stockholders of Newco #1 for the election of directors.

     (d) Martin and Teresi agree to jointly request the Secretary of Newco #1 to call a special meeting of stockholders of Newco #1 if either Martin or Teresi requests such a meeting.

     SECTION 2. Irrevocable Proxy. Each of Martin and Teresi hereby irrevocably constitutes and appoints the other as his attorney in fact and proxy pursuant to the provisions of Section 212(c) of the Delaware General Corporation Law, with full power of substitution, to vote all of such party's Shares entitled to vote thereon for the election or removal of the other party's Director Designees at any meeting of stockholders of Newco #1 or by written consent of the holders of voting securities of Newco #1 without a meeting and to execute and deliver any and all consents, instruments or other agreements or documents in order to take any and all such actions in connection with or in furtherance of the obligations of each of Martin and Teresi set forth in this Section 2. THIS PROXY AND POWER OF ATTORNEY IS IRREVOCABLE, SUBJECT TO SECTION 3, AND COUPLED WITH AN INTEREST. Each of Martin and Teresi hereby revokes all other proxies and powers of attorney with respect to their Shares that he may have heretofore appointed or granted, and no subsequent proxy or power of attorney shall be given or written consent executed (and if given or executed, shall not be effective) by each of Martin and Teresi with respect thereto. All authority herein conferred or agreed to be conferred shall survive the death or incapacity of Martin or Teresi and any obligation of Martin and Teresi under this Agreement shall be binding upon the heirs, personal representatives, successors and assigns of Martin and Teresi.

     SECTION 3. Termination. This Agreement shall terminate on the date the outstanding principal of, and any and all accrued but unpaid interest on, the Teresi Notes is repaid in full or the date on which Teresi advises the Secretary of Newco #1 that he elects to waive the benefit of this Agreement, whichever first occurs.

     SECTION 4. Transfer of Shares. During the term of this Agreement, the parties shall be free to transfer their Shares to any person, except that no such transfer shall be made unless prior thereto the other party to this Agreement shall have been notified of such proposed transfer and the transferee shall have agreed in writing to be bound by the provisions of this Agreement as if a party named herein.

     SECTION 5. Legend. A copy of this Agreement shall be filed with the Secretary of Newco #1 and shall be kept at its principal executive office. Upon the execution of this Agreement, each of the parties hereto shall cause each certificate representing Shares to carry a legend as follows:

          THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE
     PROVISIONS OF A STOCKHOLDERS' VOTING AGREEMENT, DATED AS OF             ,
     1998, AND MAY NOT BE SOLD, PLEDGED, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT AS THEREIN PROVIDED. A COPY OF SUCH AGREEMENT IS ON FILE AT THE OFFICES OF THE COMPANY.

     SECTION 6. Notices. All notices and other communications shall be effective
(a) upon receipt if (i) hand delivered or (ii) sent by facsimile transmission and confirmed by mail, (b) the third day after mailing, postage prepaid return receipt requested and (c) one day after sending by recognized "over-night" delivery service. Any notice not contemplated above shall be effective upon receipt. For the purposes of this Section 6, the addresses of the parties to which notices shall be sent shall be as follows:

        If to Martin:

               John Martin
               18931 Glenmont Terrace
               Irvine, California 92612

        with a copy to:

               Palmieri, Tyler, Wiener, Wilhelm & Waldron LLP
               2603 Main Street, Suite 1300
               Irvine, California 92614
               Attention: Alan Wiener, Esq.

        If to Teresi:

               Joseph Teresi
               c/o Paisano Publications
               28210 Dorothy Drive
               Agoura Hills, California 91310

        with a copy to:

               Joseph J. Jacobs
               6380 Sweet Maple Lane
               Boca Raton, Florida 33433

     Each of the parties hereto may change the address to which such communications are to be directed by notice to the other parties as provided in this Section 6.

     SECTION 7. Complete Agreement. This is the complete agreement between the parties with respect to the subject matter hereof and supersedes all prior negotiations and agreements with respect thereto. There are no representations, warranties, covenants, conditions, terms, agreements, promises, understandings, commitments or other arrangements with respect to the subject matter hereof other than those expressly set forth herein.

     SECTION 8. Governing Law. This Agreement shall be governed by, construed under and enforced in accordance with, the laws of the State of California without regard to any conflict of law principles thereof.

     SECTION 9. Binding Agreement; Successors. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and each of their respective successors, assigns, heirs and other representatives.

     SECTION 10. Headings. The section headings herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement, nor are they deemed to constitute a part of this Agreement.

     SECTION 11. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

     SECTION 12. Attorneys' Fees. In any action or proceeding brought to enforce any provision of this Agreement, or where any provision hereof is validly asserted as a defense, the successful party shall be entitled to recover reasonable and actual attorneys' fees (including any such fees incurred in connection with enforcement of any judgments) in addition to his costs and expenses and any other available remedies.

     SECTION 13. Waiver; Amendment. Any waiver of any provision or breach of this Agreement must be in writing, executed by the waiving party. No waiver of any provision or breach of this Agreement shall be a waiver of any other provision or breach of this Agreement or any subsequent breach. Any amendment or modification of this Agreement must be in writing and executed by all of the parties hereto.

     SECTION 14. Specific Performance. Each of the parties hereto acknowledges that money damages would be both incalculable and an insufficient remedy for any breach of this Agreement by a party hereto and that any such breach would cause the other party hereto irreparable harm. Accordingly, each party hereto agrees that in the event of any actual or threatened breach of this Agreement by any party hereto, the other parties hereto shall be entitled to specific performance. Such remedy shall not be the exclusive remedy for any breach of this Agreement, but shall be in addition to all other remedies available at law or equity to such party.

     SECTION 15. Interpretation. The parties hereto agree that each party has participated in the drafting and preparation of this Agreement, and, accordingly, in any construction or interpretation of this Agreement, the same shall not be construed against any party by reason of the source of drafting.

     SECTION 16. Further Assurances. Each party shall execute and deliver such further instruments and take such further actions as the other party may reasonably request in order to carry out the intent of this Agreement.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first written.

                                          /s/ JOHN MARTIN
                                          -------------------
                                              John Martin


                                          /s/ JOSEPH TERESI
                                          -------------------
                                              Joseph Teresi

                ACKNOWLEDGMENT OF STOCKHOLDERS' VOTING AGREEMENT

     Easyriders, Inc. hereby acknowledges the existence of the foregoing Stockholders' Voting Agreement.

                                          EASYRIDERS, INC.

                                          By: /s/ WILLIAM E. PRATHER
                                          --------------------------------------
                                          Name: William E. Prather
                                          Title: Chief Executive Officer,
                                                 President and Director

                                                                       EXHIBIT 3


                                 PROMISSORY NOTE

$5,000,000                                                    September 23, 1998

        FOR VALUE RECEIVED, John Martin ("Maker") promises to pay to Easyriders, Inc., a Delaware corporation ("Payee"), at the place and in the manner specified below, the principal sum of Five Million Dollars ($5,000,000), together with interest on the unpaid principal balance hereof at the rate per annum set forth below.

        SECTION 1. Definitions.

        "Business Day" means any day other than a Saturday, Sunday or a day on which banks are required or authorized to be closed in the State of California.

        "Events of Default" is defined in Section 3 of this Note.

        "Interest Payment Date" is defined in Section 2.2(b) of this Note.

        "Newco #1 Mirror Note" means that certain Limited Recourse Promissory Note of Payee, dated the date hereof, in the original principal amount of $5,000,000, payable to Joseph Teresi.

        "Note" means this Promissory Note, as the same may be amended from time to time.

        "Obligations" means all of Maker's liabilities, obligations and indebtedness to Payee under this Note (including, without limitation, Maker's obligation to make payments of principal and interest to Payee hereunder), whether now existing or hereafter arising.

        "Payment Default" is defined in Section 3 of this Note.

        "Person" means any person or entity (including, without limitation, a corporation, limited liability company, partnership, trust or joint venture).

        "Rate" is defined in Section 2.2 of this Note.

        "Stock Contribution and Sale Agreement" means the Stock Contribution and Sale Agreement, dated as of June 30, 1998, by and among Payee, Newriders, Inc., Easyriders Sub II, Inc., Joseph Teresi and the Paisano Companies (as defined therein), as amended from time to time.

        Unless otherwise defined herein, terms used in the Stock Contribution and Sale Agreement shall have the same meanings when used in this Note.

        SECTION 2. Terms.

        SECTION 2.1 Repayment of Principal. The principal balance of this Note shall be payable by Maker in lawful money of the United States of America and in immediately payable funds on September 23, 2003; provided, however, that Maker shall have the right from time to time to extend the maturity date of this Note for such period(s) of time as Maker shall specify in a written notice given to Payee at least thirty days prior to the then-current maturity date of this Note; provided further, however, that the maturity date of this Note may not be extended past September 23, 2008 (the maturity date of this Note, as it may be extended from time to time, is referred to herein as the "Maturity Date").

        SECTION 2.2 Interest; Payments.

               (a) Maker shall pay interest on the unpaid principal amount of this Note at a rate per annum as follows (the "Rate"):

                        (i) From the date hereof until September 23, 1999, the Rate shall be six percent (6%);

                        (ii) From September 23, 1999 until September 23, 2000, the Rate shall be seven percent (7%);

                        (iii) From September 23, 2000 until September 23, 2001, the Rate shall be eight percent (8%);

                        (iv) From September 23, 2001 until September 23, 2002, the Rate shall be nine percent (9%); and

                        (v) From September 23, 2002 until such time as the principal balance of this Note shall be repaid, the Rate shall be ten percent (10%).

               (b) Accrued interest on the outstanding principal amount of this Note shall be paid in arrears on the 23rd day of each September, December, March and June, commencing with the first such date to occur after the date hereof and at maturity (each an "Interest Payment Date"), until the Obligations are paid in full, except that Maker shall have the right to defer up to one-half of the interest payable on any Interest Payment Date during the first two years of this Note. The amount of any interest deferred pursuant to this Section will be added to the principal balance of this Note on the Interest Payment Date as of which it is deferred. If the Maturity Date of this Note is extended pursuant to
Section 2.1 hereof, Maker shall pay to Payee on the date such extension period commences, an amount of principal equal to the amount of deferred interest which was added to the principal balance of this Note in accordance with the immediately preceding sentence. Interest hereunder shall be computed on the basis of a year of 365 days for the actual number of days elapsed. If any payment of principal or interest hereunder shall become due on a day which is not a Business Day, such payment shall be due on the next succeeding Business Day, and such extension of time shall be included in computing interest in connection with such payment. Both principal and interest hereunder are payable to Payee or such other Person as Payee may from time to time designate to Maker in writing (an "Assignee"), by wire transfer to such account as Payee may from time to time designate to Maker in writing. Unless otherwise directed by Payee in writing, Payee hereby designates Joseph Teresi as the Assignee.

               (c) Anything in this Note or any other agreement to the contrary notwithstanding, with respect to each Interest Payment Date hereunder, each installment of principal and interest payable hereunder on such Interest Payment Date shall be in an amount at least sufficient to pay in full the principal and interest due and payable on such Interest Payment Date under the Newco #1 Mirror Note.

               (d) Notwithstanding anything to the contrary contained herein, Maker may elect to prepay the outstanding principal amount of this Note, at any time in whole or in part, without penalty. Any such prepayment shall be accompanied by the amount of accrued interest on the amount prepaid. Maker shall deliver written notice of such prepayment to Payee at least ten (10) days prior to prepayment. Each notice of prepayment delivered pursuant to this subsection
(d) shall set forth the amount of such prepayment and the proposed date of such prepayment. Upon payment in full of this Note, Payee shall surrender this Note to Maker for cancellation. Upon prepayment in part of principal, Payee shall make a notation of such prepayment on the Schedule of Payments attached as Exhibit A hereto and deliver a copy of such schedule to Maker. The aggregate unpaid principal amount set forth on such schedule shall be rebuttably presumptive evidence of the principal amount owing and unpaid hereunder, but the failure to record any such amount on such schedule shall not limit or otherwise affect the obligation of the Maker hereunder to make payments on this Note when due.

        SECTION 2.3 Recourse. This Note is a full recourse note.

        SECTION 2.4 Right of Offset. Reference is made to that certain Term Sheet for Annual Incentive Awards/Long-Term Incentive Performance Awards to John Martin (the "Bonus Agreement") between Maker and Payee providing for, among other things, (i) annual bonus payments from Payee to Maker in the amount of the annual interest due from Maker under this Note and another promissory note of even date herewith executed by Maker in favor of Payee in the original principal amount of $2,300,000 (the "Other Martin Note"), subject to achievement by Payee of certain predetermined levels of EBITDA and (ii) a bonus in the amount of the principal amount of this Note and the Other Martin Note (and any accrued interest hereunder or thereunder) upon Payee's successful completion of a public or private offering of equity or debt securities and the application of the proceeds thereof to the payment in full of (a) all amounts due pursuant to the Payee's Senior Credit Agreement (as such term is defined in the Stock Contribution and Sale Agreement), and (b) the Contributor Notes (as such term is defined in the Stock Contribution and Sale Agreement), subject to achievement by Payee of certain predetermined levels of EBITDA. To the extent Maker shall be entitled to amounts pursuant to the Bonus Agreement which have not been timely paid to Maker, Maker shall be entitled to offset amounts otherwise due from Maker to Payee pursuant to this Note. To the extent Payee pays amounts directly to Joseph Teresi pursuant to the Newco #1 Mirror Note, this Note shall be deemed paid in the same amounts.

        SECTION 3. Events of Default; Acceleration. If any of the following events ("Events of Default") shall occur:

               (a) Maker shall fail to make any required payment of interest on this Note when the same shall become due and payable, and such failure shall have continued for a period of five (5) days after written notice thereof has been given to Maker by Payee or Assignee (a "Payment Default"); provided, however that Maker shall have the right to cure any such Payment Default for an additional period of twenty-five (25) days on two occasions during the term of this Note;

               (b) Maker shall fail to pay the principal amount of this Note on the Maturity Date;

               (c) Maker makes an assignment for the benefit of creditors, or admits in writing his inability to pay or generally fails to pay his debts as they mature or become due or petitions or applies for the appointment of a trustee or other custodian, liquidator or receiver of Maker or of any substantial part of the assets of Maker or commences any case or other proceeding relating to Maker under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation or similar law of any jurisdiction, now or hereafter in effect, or takes any action to authorize or in furtherance of any of the foregoing, or if any such petition or application is filed or any such case or other proceeding is commenced against Maker and Maker indicates his approval thereof, consent thereto or acquiescence therein; or

               (d) a decree or order is entered appointing any such trustee, custodian, liquidator or receiver or adjudicating Maker bankrupt or insolvent, or approving a petition in any such case or other proceeding, or a decree or order for relief is entered in respect of Maker in an involuntary case under Federal bankruptcy laws as now or hereafter constituted, and such decree or order remains in effect for more than sixty (60) days, whether or not consecutive;

then Payee or Assignee may by notice in writing to Maker declare all amounts owing with respect to this Note to be, and they shall thereupon forthwith mature and become, immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by Maker.

        Payee's failure at any time or times hereafter to require strict performance by Maker of any of the terms, conditions and provisions contained in this Note shall not waive, affect or diminish any right of Payee at any time or times hereafter to demand strict performance thereof and such right shall not be deemed to have been waived or modified by any act or knowledge of Payee, its agents, officers or employees, unless such waiver or modification is contained in an instrument in writing signed by an officer of Payee and directed to Maker specifying such waiver or modification. If the payee under the Newco #1 Mirror Note shall grant a waiver to Payee
                                        4
thereunder, Payee shall grant to Maker a similar waiver under this Note. The remedies provided herein are cumulative and are not exclusive of any other remedies available to Payee at law or in equity. No waiver by Payee of any Event of Default shall operate as a waiver of any other Event of Default or the same Event of Default on a future occasion. No delay on the part of Payee in the exercise of any right or remedy shall operate as a waiver thereof, and no single or partial exercise by Payee of any right or remedy shall preclude other or further exercise thereof or the exercise of any other rights or remedy.

        If any Event of Default occurs, Maker shall pay on demand all reasonable out-of-pocket expenses incurred or sustained by Payee in connection with the enforcement or protection of the rights of Payee under this Note, including costs of collection and the fees and disbursements of counsel.

        SECTION 4. Miscellaneous.

               (a) Demand, presentment, protest and notice of nonpayment and protest and all rights to interpose any defense, setoff or counterclaim of any nature or description, are hereby waived by Maker.

               (b) Other than Payee's right to assign this Note to Joseph Teresi, this Note may not be assigned by either party without the express written consent of the other party.

               (c) This Note may not be amended except by a writing signed by Maker and Payee; provided, however, that no amendment shall be effective without the written consent of the payee under the Newco #1 Mirror Note. If the Newco #1 Mirror Note is amended, and such amendment is agreed to in writing by Maker, this Note shall simultaneously be automatically amended, mutatis mutandis, such that it remains substantially identical to the Newco #1 Mirror Note.

               (d) Whenever in this Note there is reference made to either Payee or Maker, such reference shall be deemed to include a reference to the successors and permitted assigns of such party and the provisions of this Note shall be binding upon and inure to the benefit of said successors and permitted assigns.

               (e) Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally, telegraphed, telexed, sent by facsimile transmission or sent by certified, registered or express mail, postage prepaid. Any such notice shall be deemed given when so delivered personally, telegraphed, telexed or sent by facsimile transmission or, if mailed, two (2) days after the date of deposit in the United States mails as follows:

                      To Maker:
                      John Martin
                      567 San Nicolas Drive, Suite 400
                      Newport Beach, CA  92660

                      Fax No.:      (714) 719-4999

                      To Payee:

                      Easyriders, Inc.
                      567 San Nicolas Drive, Suite 400
                      Newport Beach, CA  92660
                      Attention:    William E. Prather
                      Fax No.:      (714) 719-4999


        Any party may by notice given in accordance with this Section to the other parties designate another address or person for receipt of notices hereunder.

               (f) THIS NOTE AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF CALIFORNIA, WITHOUT GIVING EFFECT TO THE CONFLICTS OF LAW PRINCIPLES THEREOF. THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY CONSENT TO SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF CALIFORNIA AND OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF CALIFORNIA (THE "CALIFORNIA COURTS") FOR ANY LITIGATION ARISING OUT OF OR RELATING TO THIS NOTE (AND AGREE NOT TO COMMENCE ANY LITIGATION RELATING THERETO EXCEPT IN SUCH COURTS), WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUCH LITIGATION IN THE CALIFORNIA COURTS AND AGREE NOT TO PLEAD OR CLAIM IN ANY CALIFORNIA COURT THAT SUCH LITIGATION BROUGHT THEREIN HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

               (g) The Section and subsection titles contained herein are for convenience only and shall not control or affect the meaning or construction of any provision hereof.

               (h) The invalidity or unenforceability of any provision of this
Note in any jurisdiction shall not affect the validity or enforceability of the remainder of this Note in that jurisdiction or the validity or enforceability of this Note, including that provision, in any other jurisdiction. If any restriction or provision of this Note is held unreasonable, unlawful or unenforceable in any respect, such restriction or provision shall be interpreted, revised or applied in a manner that renders it lawful and enforceable to the fullest extent possible under law.

               (i) Nothing in this Note is intended or shall be construed to give any Person other than the parties hereto and any Assignee any legal or equitable right, remedy or claim under or in respect of this Note or any provision contained herein.

               (j) Upon receipt by Maker of evidence reasonably satisfactory to him of the loss, theft, destruction or mutilation of this Note, Maker will make and deliver a new Note of like tenor in lieu of this Note against receipt of Payee's undertaking to indemnify Maker against and hold him harmless from all reasonable costs arising as a result of its making and delivery of the new Note.

        This Note has been executed and delivered at Los Angeles, California, on the date first above written.


                                            /s/ JOHN MARTIN
                                            ------------------------------------
                                            John Martin

                                                                       EXHIBIT 4


                                 PROMISSORY NOTE


$2,300,000                                                    September 23, 1998

         FOR VALUE RECEIVED, John Martin ("Maker") promises to pay to Easyriders, Inc., a Delaware corporation ("Payee"), at the place and in the manner specified below, the principal sum of Two Million Three Hundred Thousand Dollars ($2,300,000), together with interest on the unpaid principal balance hereof at the rate per annum set forth below.

         SECTION 1. Definitions.

         "Business Day" means any day other than a Saturday, Sunday or a day on which banks are required or authorized to be closed in the State of California.

         "Events of Default" is defined in Section 3 of this Note.

         "Interest Payment Date" is defined in Section 2.2(b) of this Note.

         "Martin Mirror Note" means that certain Promissory Note of Maker, dated the date hereof, in the original principal amount of $5,000,000, payable to Payee.

         "Note" means this Promissory Note, as the same may be amended from time to time.

         "Obligations" means all of Maker's liabilities, obligations and indebtedness to Payee under this Note (including, without limitation, Maker's obligation to make payments of principal and interest to Payee hereunder), whether now existing or hereafter arising.

         "Payment Default" is defined in Section 3 of this Note.

         "Person" means any person or entity (including, without limitation, a corporation, limited liability company, partnership, trust or joint venture).

         "Rate" is defined in Section 2.2 of this Note.

         "Stock Contribution and Sale Agreement" means the Stock Contribution and Sale Agreement, dated as of June 30, 1998, by and among Payee, Newriders, Inc., Easyriders Sub II, Inc., Joseph Teresi and the Paisano Companies (as defined therein), as amended from time to time.

         Unless otherwise defined herein, terms used in the Stock Contribution and Sale Agreement shall have the same meanings when used in this Note.

         SECTION 2. Terms.

         SECTION 2.1 Repayment of Principal. The principal balance of this Note shall be payable by Maker in lawful money of the United States of America and in immediately payable funds on September 23, 2003, unless the date for payment of the Martin Mirror Note is extended, in which case, the date for payment of the principal balance of this Note shall be similarly extended (as such date may be so extended, the "Maturity Date").

         SECTION 2.2 Interest; Payments.

                  (a) Maker shall pay interest on the unpaid principal amount of this Note at a rate per annum as follows (the "Rate"):

                           (i) From the date hereof until September 23, 1999,
 the Rate shall be six percent (6%);

                           (ii) From September 23, 1999 until September 23,
2000, the Rate shall be seven percent (7%);

                           (iii) From September 23, 2000 until September 23,
 2001, the Rate shall be eight percent (8%);

                           (iv) From September 23, 2001 until September 23,
 2002, the Rate shall be nine percent (9%); and

                           (v)   From September 23, 2002 until such time as the
principal balance of this Note shall be repaid, the Rate shall be ten percent (10%).

                  (b) Accrued interest on the outstanding principal amount of this Note shall be paid in arrears on the 23rd day of each September, December, March and June, commencing with the first such date to occur after the date hereof and at maturity (each an "Interest Payment Date"), until the Obligations are paid in full, except that Maker shall have the right to defer up to one-half of the interest payable on any Interest Payment Date during the first two years of this Note if, and to the extent, that interest is so deferred under the Martin Mirror Note. The amount of any interest deferred pursuant to this Section will be added to the principal balance of this Note on the Interest Payment Date as of which it is deferred. If the Maturity Date of this Note is extended pursuant to Section 2.1 hereof, Maker shall pay to Payee on the date such extension period commences, an amount of principal equal to the amount of deferred interest which was added to the principal balance of this Note in accordance with the immediately preceding sentence. Interest hereunder shall be computed on the basis of a year of 365 days for the actual number of days elapsed. If any payment of principal or interest hereunder shall become due on a day which is not a Business Day, such payment shall be due on the next succeeding Business Day, and such extension of time shall be included in computing interest in connection with such payment. Both principal and interest hereunder are payable to Payee or such other Person as

Payee may from time to time designate to Maker in writing, by wire transfer to such account as Payee may from time to time designate to Maker in writing.

                  (c) Notwithstanding anything to the contrary contained herein, Maker may elect to prepay the outstanding principal amount of this Note, at any time in whole or in part, without penalty. Any such prepayment shall be accompanied by the amount of accrued interest on the amount prepaid. Maker shall deliver written notice of such prepayment to Payee at least ten (10) days prior to prepayment. Each notice of prepayment delivered pursuant to this subsection
(c) shall set forth the amount of such prepayment and the proposed date of such prepayment. Upon payment in full of this Note, Payee shall surrender this Note to Maker for cancellation. Upon prepayment in part of principal, Payee shall make a notation of such prepayment on the Schedule of Payments attached as Exhibit A hereto and deliver a copy of such schedule to Maker. The aggregate unpaid principal amount set forth on such schedule shall be rebuttably presumptive evidence of the principal amount owing and unpaid hereunder, but the failure to record any such amount on such schedule shall not limit or otherwise affect the obligation of the Maker hereunder to make payments on this Note when due.

         SECTION 2.3 Recourse. This Note is a full recourse note.

         SECTION 2.4 Right of Offset. Reference is made to that certain Term Sheet for Annual Incentive Awards/Long-Term Incentive Performance Awards to John Martin (the "Bonus Agreement") between Maker and Payee providing for, among other things, (i) annual bonus payments from Payee to Maker in the amount of the annual interest due from Maker under this Note and the Martin Mirror Note, subject to achievement by Payee of certain predetermined levels of EBITDA and
(ii) a bonus in the amount of the principal amount of this Note and the Martin Mirror Note (and any accrued interest hereunder or thereunder) upon Payee's successful completion of a public or private offering of equity or debt securities and the application of the proceeds thereof to the payment in full of
(a) all amounts due pursuant to the Payee's Senior Credit Agreement (as such term is defined in the Stock Contribution and Sale Agreement), and (b) the Contributor Notes (as such term is defined in the Stock Contribution and Sale Agreement), subject to achievement by Payee of certain predetermined levels of EBITDA. To the extent Maker shall be entitled to amounts pursuant to the Bonus Agreement which have not been timely paid to Maker, Maker shall be entitled to offset amounts otherwise due from Maker to Payee pursuant to this Note.

         SECTION 3. Events of Default; Acceleration. If any of the following events ("Events of Default") shall occur:

                  (a) Maker shall fail to make any required payment of interest on this Note when the same shall become due and payable, and such failure shall have continued for a period of five (5) days after written notice thereof has been given to Maker by Payee (a "Payment Default"); provided, however that Maker shall have the right to cure any such Payment Default for an additional period of twenty-five days on two occasions during the term of this Note;

                  (b) Maker shall fail to pay the principal amount of this Note on the Maturity Date;

                  (c) Maker makes an assignment for the benefit of creditors, or admits in writing his inability to pay or generally fails to pay his debts as they mature or become due or petitions or applies for the appointment of a trustee or other custodian, liquidator or receiver of Maker or of any substantial part of the assets of Maker or commences any case or other proceeding relating to Maker under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation or similar law of any jurisdiction, now or hereafter in effect, or takes any action to authorize or in furtherance of any of the foregoing, or if any such petition or application is filed or any such case or other proceeding is commenced against Maker and Maker indicates his approval thereof, consent thereto or acquiescence therein; or

                  (d) a decree or order is entered appointing any such trustee, custodian, liquidator or receiver or adjudicating Maker bankrupt or insolvent, or approving a petition in any such case or other proceeding, or a decree or order for relief is entered in respect of Maker in an involuntary case under Federal bankruptcy laws as now or hereafter constituted, and such decree or order remains in effect for more than sixty (60) days, whether or not consecutive;

then Payee may by notice in writing to Maker declare all amounts owing with respect to this Note to be, and they shall thereupon forthwith mature and become, immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by Maker.

         Payee's failure at any time or times hereafter to require strict performance by Maker of any of the terms, conditions and provisions contained in this Note shall not waive, affect or diminish any right of Payee at any time or times hereafter to demand strict performance thereof and such right shall not be deemed to have been waived or modified by any act or knowledge of Payee, its agents, officers or employees, unless such waiver or modification is contained in an instrument in writing signed by an officer of Payee and directed to Maker specifying such waiver or modification. The remedies provided herein are cumulative and are not exclusive of any other remedies available to Payee at law or in equity. No waiver by Payee of any Event of Default shall operate as a waiver of any other Event of Default or the same Event of Default on a future occasion. No delay on the part of Payee in the exercise of any right or remedy shall operate as a waiver thereof, and no single or partial exercise by Payee of any right or remedy shall preclude other or further exercise thereof or the exercise of any other rights or remedy.

         If any Event of Default occurs, Maker shall pay on demand all reasonable out-of-pocket expenses incurred or sustained by Payee in connection with the enforcement or protection of the rights of Payee under this Note, including costs of collection and the fees and disbursements of counsel.

         SECTION 4. Miscellaneous.

                  (a) Demand, presentment, protest and notice of nonpayment and protest and all rights to interpose any defense, setoff or counterclaim of any nature or description, are hereby waived by Maker.

                  (b) This Note may not be assigned by either party without the express written consent of the other party.

                  (c) This Note may not be amended except by a writing signed by Maker and Payee.

                  (d) Whenever in this Note there is reference made to either Payee or Maker, such reference shall be deemed to include a reference to the successors and permitted assigns of such party and the provisions of this Note shall be binding upon and inure to the benefit of said successors and permitted assigns.

                  (e) Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally, telegraphed, telexed, sent by facsimile transmission or sent by certified, registered or express mail, postage prepaid. Any such notice shall be deemed given when so delivered personally, telegraphed, telexed or sent by facsimile transmission or, if mailed, two (2) days after the date of deposit in the United States mails as follows:

                           To Maker:

                           John Martin
                           567 San Nicolas Drive, Suite 400
                           Newport Beach, CA  92660
                           Fax No.: (714) 719-4999

                           To Payee:

                           Easyriders, Inc.
                           567 San Nicolas Drive, Suite 400
                           Newport Beach, CA  92660
                           Attention:   William E. Prather
                           Fax No.:     (714) 719-4999


         Any party may by notice given in accordance with this Section to the other parties designate another address or person for receipt of notices hereunder.

                  (f) THIS NOTE AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED AND

ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF CALIFORNIA, WITHOUT GIVING EFFECT TO THE CONFLICTS OF LAW PRINCIPLES THEREOF. THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY CONSENT TO SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF CALIFORNIA AND OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF CALIFORNIA (THE "CALIFORNIA COURTS") FOR ANY LITIGATION ARISING OUT OF OR RELATING TO THIS NOTE (AND AGREE NOT TO COMMENCE ANY LITIGATION RELATING THERETO EXCEPT IN SUCH COURTS), WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUCH LITIGATION IN THE CALIFORNIA COURTS AND AGREE NOT TO PLEAD OR CLAIM IN ANY CALIFORNIA COURT THAT SUCH LITIGATION BROUGHT THEREIN HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

                  (g) The Section and subsection titles contained herein are for convenience only and shall not control or affect the meaning or construction of any provision hereof.

                  (h) The invalidity or unenforceability of any provision of this Note in any jurisdiction shall not affect the validity or enforceability of the remainder of this Note in that jurisdiction or the validity or enforceability of this Note, including that provision, in any other jurisdiction. If any restriction or provision of this Note is held unreasonable, unlawful or unenforceable in any respect, such restriction or provision shall be interpreted, revised or applied in a manner that renders it lawful and enforceable to the fullest extent possible under law.

                  (i) Nothing in this Note is intended or shall be construed to give any Person other than the parties hereto any legal or equitable right, remedy or claim under or in respect of this Note or any provision contained herein.

                  (j) Upon receipt by Maker of evidence reasonably satisfactory to him of the loss, theft, destruction or mutilation of this Note, Maker will make and deliver a new Note of like tenor in lieu of this Note against receipt of Payee's undertaking to indemnify Maker against and hold him harmless from all reasonable costs arising as a result of its making and delivery of the new Note.

         This Note has been executed and delivered at Los Angeles, California, on the date first above written.


                                   /s/  JOHN MARTIN
                                   -------------------------------------
                                   John Martin